Kimberly A. Taylor

412.560.3322

ktaylor@morganlewis.com

November 29, 2006

BY EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 7010

Washington, D.C. 20549

Attn: Pamela A. Long, Assistant Director

Re:	Claymont Steel Holdings, Inc.

Registration Statement on Form S-1

Filed August 7, 2006

File No. 333-136352

Dear Ms. Long:

This letter is submitted on behalf of Claymont Steel Holdings, Inc. (the “Company”) in response to the comments set forth in your letter to Allen Egner, Vice President, Finance, dated November 22, 2006. Transmitted herewith for filing via EDGAR is Amendment No. 3 to the Company’s Registration Statement on Form S-1 (File No. 333-136352) (the “Registration Statement”).

The responses to your comment letter are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in your letter. For your convenience, your comments have been reproduced below, together with the Company’s responses.

General

SEC Comment No. 1

Please be advised that we are awaiting your responses to comments 21, 43, 50, 51, 52, and 86 from our letter dated September 1, 2006.

U.S. Securities and Exchange Commission

November 29, 2006

Response to SEC Comment No. 1

The Company has revised the Registration Statement in response to the Staff’s comments in the letter dated September 1, 2006 (the “Prior Comments”), as follows:

Prior Comment No. 21

We note the disclosure in the last bullet point regarding the funding of certain capital expenditures. Please briefly describe these capital expenditures.

Response to Prior Comment No. 21

The “Use of Proceeds” section on page 22 has been revised to remove the reference to funding capital expenditures. The Company supplementally advises the Staff that the Company intends to use substantially all of the net proceeds to repay indebtedness, and any remaining proceeds would be used to pay certain fees in connection with our management services agreement and for general corporate purposes. The disclosure has been revised accordingly.

Prior Comment No. 43

Please revise this section to present your executive officers and directors as of the completion of this offering, rather than as of August 1, 2006.

Response to Prior Comment No. 43

The “Executive Officers and Directors” table on page 54 has been updated to present the executive officers and directors as of the completion of this offering.

Prior Comment No. 50

Please disclose the number of directors that you will have upon the completion of this offering. Please also disclose whether you intend to elect new directors prior to the completion of this offering.

Response to Prior Comment No. 50

The disclosure on page 57 under “Board of Directors” has been revised in response to the Staff’s comment.

Prior Comment No. 51

Please identify your independent directors.

U.S. Securities and Exchange Commission

November 29, 2006

Response to Prior Comment No. 51

The disclosure on page 57 under “Board of Directors” has been revised in response to the Staff’s comment.

Prior Comment No. 52

We note that you will have three classes of directors upon the completion of this offering. Please identify the directors that will comprise each class and disclose the timing of elections for each class.

Response to Prior Comment No. 52

The disclosure on page 57 under “Board of Directors” has been revised in response to the Staff’s comment.

Prior Comment No. 86

Please file as promptly as practicable each exhibit required by Item 601 of Regulation S-K, in particular Exhibits 1.1 and 5.1. These exhibits and any related disclosure are subject to review and you should allow a reasonable period of time for our review prior to requesting acceleration.

Response to Prior Comment No. 86

Exhibit 5.1 and other exhibits will be filed with the Registration Statement. The Company supplementally advises the Staff that Exhibit 1.1 will be filed by amendment.

Risk Factors, page 11

Our internal controls over financial reporting. . . .page 19

SEC Comment No. 2

Please disclose the impact of the restatement on your financial statements.

Response to SEC Comment No. 2

The disclosure in the first paragraph of this risk factor on page 20 has been revised in response to the Staff’s comment.

Liquidity and Capital Resources, page 33

U.S. Securities and Exchange Commission

November 29, 2006

SEC Comment No. 3

We note your discussion of liquidity at September 30, 2006 on page 34. Please update the amount of cash dividends paid during the interim period and your description of how those dividends were funded to include the July 2006 $71.7 million that was funded by the proceeds of the Senior Secured Pay-In-Kind Notes issued in July 2006.

Response to SEC Comment No. 3

The disclosure on page 35 of the Registration Statement has been revised in response to the Staff’s comment.

Cash Flows—Operating Activities, page 34

SEC Comment No. 4

We note your discussion of net income adjusted for non-cash items for the current year and prior year interim periods. It is unclear to us that your calculation of this amount includes an adjustment for the non-cash change in deferred taxes as seen on your statements of cash flows. Please advise or revise.

Response to SEC Comment No. 4

The calculation of non-cash items has been revised to include adjustments for the non-cash change in deferred taxes.

October 1, 2005 Unaudited Pro Forma Statement of Operations, page P-4

SEC Comment No. 5

Please refer to footnote 7. It appears to us that your pro forma financial statements should reflect the payment of all 2005 and 2006 dividends as though they occurred on January 1, 2005, along with reflecting the various transactions used to fund those dividends as though they occurred on January 1, 2005. It is unclear to us that your investment securities would have remained outstanding at October 1, 2005 under this scenario, and it is therefore unclear to us why you are reflecting interest income from these investment securities. Please advise or revise. Also apply this comment to your December 31, 2005 pro forma statement of operations.

Response to SEC Comment No. 5

The pro forma statements of operations have been revised to no longer reflect interest income from the investment securities.

U.S. Securities and Exchange Commission

November 29, 2006

December 31, 2005 Unaudited Pro Forma Statement of Operations, page P-5

SEC Comment No. 6

Please help us to understand why the interest expense adjustment reflected in footnote 8 for the Claymont Steel floating rate notes differs from the adjustment seen on your October 1, 2005 pro forma statement of operations. In this regard, we assume that both adjustments would reflect interest expense and amortization of deferred financing fees for the period from January 1, 2005 to August 2005. Please advise or revise.

Response to SEC Comment No. 6

The interest expense adjustment reflected in footnote 7 (former footnote 8) for the Claymont Steel floating rate notes has been revised in response to the Staff’s comment.

September 30, 2006 Condensed Consolidated Financial Statements

Note 11—Litigation and Environmental, page F-36

SEC Comment No. 7

We note your disclosures on page 53 concerning contact with the Delaware Department of Natural Resources and Environmental Control. Please include these disclosures in your interim financial statements, either here or in a subsequent events footnote, as we believe that environmental matters are important to your investors. Also refer to SOP 94-6.

Response to SEC Comment No. 7

The requested disclosure has been included in a subsequent events footnote on page F-38.

Sincerely,

/s/ Kimberly A. Taylor

Kimberly A. Taylor